Exhibit 4.6

AMENDMENT TO WARRANT AGREEMENT

This Amendment to Warrant Agreement (the “Agreement”) is made as of April 2008 by and between SVB Financial Group (“Holder”) and Peregrine Semiconductor Corporation, a Delaware corporation (“Company”).

RECITALS

A. Company issued to Silicon Valley Bank (“SVB”) a Warrant to Purchase Stock, dated June 18, 2003, together with all schedules and exhibits thereto (the “Warrant Agreement”). Pursuant to the terms and conditions in the Warrant Agreement, SVB transferred its interest in the Warrant Agreement to SVB Financial Group (formerly Silicon Valley Bancshares).

B. Company and Holder wish to amend the Expiration Date of the Warrant Agreement.

NOW, THEREFORE, the parties agree as follows:

1. The Expiration Date is June 18, 2015.

2. This Agreement amends certain terms of the Warrant Agreement. Company confirms that, except as amended by this Agreement, the Warrant Agreement remains in full force and effect. Unless otherwise defined, all terms capitalized in this Agreement shall have the meanings assigned in the Warrant Agreement. This Agreement, together with the Warrant Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements and negotiations.

3. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

4. Time is of the essence for the performance of all obligations set forth in this Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

COMPANY:		HOLDER:

PEREGRINE SEMICONDUCTOR CORPORATION		SVB FINANCIAL GROUP

By:	/s/ Phil Chapman	By:	/s/ Fred Kreppel
Name:	Phil Chapman	Name:	Fred Kreppel
Title:	CFO	Title:	Senior Relationship Manager